December 10, 2007
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Martek Biosciences Corporation Registration Statement on Form S-3 Filed December 7, 2007 File No. 333-147943
Ladies and Gentlemen:
Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Martek Biosciences Corporation (the “Registrant”) hereby respectfully requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-147943), together with all exhibits thereto (collectively, the “Registration Statement”), and the issuance of an order granting the withdrawal of the Registration Statement by the Securities and Exchange Commission (the “SEC”) as soon as reasonably practical. The Registration Statement was originally filed with the SEC on December 7, 2007. No securities have been sold pursuant to the Registration Statement.
The Registrant requests this withdrawal because the Registration Statement was filed with an incorrect EDGAR header. As a result of this error, the EDGAR system did not accept the filing as an automatic shelf registration statement, as intended by the Registrant and as indicated by check mark on the cover page of the Registration Statement. The Registrant intends to re-file the same Registration Statement on Form
S-3ASR with a correct EDGAR header.
If you have any questions regarding this matter, please contact Michael J. Silver (410.659.2741) or Donald P. Lehr (410.659.5052) of Hogan & Hartson L.L.P., the Registrant’s securities counsel. Thank you for your attention to this matter.
Very truly yours,

Martek Biosciences Corporation
By:	/s/ David M. Feitel
	Name:	David M. Feitel
	Title:	Senior Vice President, General Counsel and Secretary